EXHIBIT 99(b)

   (b) UNITED STATES NUCLEAR REGULATORY COMMISSION (NRC) INSPECTIONS AND OPERATIONS. HL&P removed both generating units at the South Texas Project from service in February 1993 when a problem was encountered with certain of the units' auxiliary feedwater pumps. The units were out of service from February 1993 to February 1994, when Unit No. 1 was returned to service.
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        Unit No. 2 was returned to service in May 1994. In June 1993, the NRC placed the South Texas Project on its "watch list" of plants with weaknesses that warrant increased attention after a review of the South Texas Project operations. In February 1995, the NRC removed the South Texas Project from its "watch list".

        Certain current and former employees or contractors of HL&P have asserted claims that their employment was terminated or disrupted in retaliation for their having made safety-related complaints to the NRC. Civil proceedings by the complaining personnel and administrative proceedings by the Department of Labor remain pending against HL&P, and the NRC has jurisdiction to take enforcement action against HL&P and/or individual employees with respect to these matters. On May 8, 1995, the NRC announced that it was withdrawing a previously proposed Notice of Violation and $100,000 civil penalty, as well as possible individual enforcement action against two HL&P managers in connection with one such case, involving a contractor employee whose site access was terminated. Allegations of retaliation by that individual remain pending before an Administrative Law Judge (ALJ) of the Department of Labor. In another such case, involving two former HL&P employees who were terminated during a reduction in force, another Department of Labor ALJ in April 1995 issued his recommended decision in favor of the former employees, ordering reinstatement of one with back-pay and back-pay without reinstatement to another. The ALJ ruled out ordering HL&P to pay exemplary damages to the individuals, but indicated his intention to hold a further hearing to consider whether additional compensatory damages should be awarded. HL&P considers the ALJ's conclusions to be erroneous and is asking the Secretary of Labor not to adopt the ALJ's recommendation. If the recommendation is adopted by the Secretary of Labor, HL&P could appeal that decision to the United States Court of Appeals. Civil actions by these employees remain pending. For additional information, see Note 2(b) of the notes to the financial statements included in the Combined Form 8-K.

        While no prediction can be made at this time as to the ultimate outcome of these matters, the Company and HL&P do not believe that they will have a material adverse effect on the Company's or HL&P's financial condition or results of operations.

(3)     RATE REVIEW, FUEL RECONCILIATION AND OTHER PROCEEDINGS

        In February 1994, the Public Utility Commission of Texas (Utility Commission) initiated a proceeding (Docket No. 12065) to determine whether HL&P's existing rates are just and reasonable. Subsequently, the scope of the docket was expanded to include reconciliation of HL&P's fuel costs from April 1, 1990 to July 31, 1994. The Utility Commission also initiated a
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        separate proceeding (Docket No. 13126) to review issues regarding the prudence of operation of the South Texas Project from the date of commercial operation through the present. That review would encompass the outage at the South Texas Project during 1993 and 1994.

        Hearings began in Docket No. 12065 in January 1995. In February 1995, all major parties to these proceedings signed an agreement resolving the issues with respect to HL&P, including the prudence issues related to operation of the South Texas Project (Proposed Settlement). Approval of the Proposed Settlement by the Utility Commission will be required. Hearings on the Proposed Settlement are currently scheduled to begin in early June 1995. A decision by the Utility Commission on the Proposed Settlement is not anticipated before late summer.

        Under the Proposed Settlement, HL&P's base rates would be reduced by approximately $62 million per year, effective retroactively to January 1, 1995, and HL&P would be precluded from seeking rate increases for three years, subject to certain conditions. Under the Proposed Settlement, HL&P would amortize its remaining investment of $218 million in the cancelled Malakoff Electric Generating Station (Malakoff) plant over a period not to exceed seven years. HL&P also would increase its decommissioning expense for the South Texas Project by $9 million per year.

        The Proposed Settlement also provides HL&P the option to write down up to $50 million per year of its investment in the South Texas Project during the five-year period commencing January 1, 1995. The parties to the Proposed Settlement agreed that any write down would be treated as a reasonable and necessary expense during routine reviews of HL&P's earnings and any rate review proceeding initiated against HL&P.

        Until the approval of the Proposed Settlement by the Utility Commission, HL&P's existing rates will continue in effect; however, HL&P's financial statements for the first quarter of 1995 reflect the estimated effects of the Proposed Settlement. In the first quarter of 1995, HL&P's pre-tax earnings were reduced by approximately $17 million in the aggregate as a result of reflecting the estimated effects of the Proposed Settlement on revenues and expenses for the quarter. Deferred revenues are included on the Company's Consolidated and HL&P's Balance Sheets in other deferred credits subject to refund when the Proposed Settlement is approved.

        Under the Proposed Settlement, approximately $70 million of fuel expenditures and related interest incurred by HL&P during the fuel reconciliation period would not be recoverable from ratepayers. This $70 million was recorded in the fourth quarter of 1994 as a one-time, pre-tax charge to reconcilable fuel revenues to reflect the anticipation of approval of the Proposed Settlement. Under the Proposed Settlement, HL&P would also establish a new fuel factor approximately 17 percent below that currently in effect and would refund to customers the balance in its fuel over-recovery account, estimated to be approximately $180 million after giving effect to the amounts not recoverable from ratepayers. As contemplated by the Proposed Settlement and approved by an ALJ, HL&P implemented a new fuel factor 17 percent lower than its previous factor and refunded to customers approximately $110 million of the approximately $180 million in fuel cost overrecoveries in April 1995. The remaining $70 million will be refunded if the Proposed Settlement is approved by the Utility Commission.

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        In the event the Proposed Settlement is not approved by the Utility
        Commission, Docket No. 12065 would be remanded to an ALJ to resume detailed hearings in this docket and with respect to issues related to the South Texas Project. Prior to reaching agreement on the terms of the Proposed Settlement, HL&P argued that its existing rates were just and reasonable and should not be reduced. Other parties argued that rate decreases in annual amounts ranging from $26 million to $173 million were required and that additional decreases might be justified following an examination of the prudence of the management of the South Texas Project and the costs incurred in connection with the outages at the South Texas Project. Testimony filed by the Utility Commission staff included a recommendation to remove from rate base $515 million of HL&P's investment in the South Texas Project to reflect the staff's view that such investment was not fully "used and useful" in providing service, a position HL&P vigorously disputes.

        In the event the Proposed Settlement is not approved by the Utility Commission, the fuel reconciliation issues in Docket Nos. 12065 and 13126 would be remanded to an ALJ for additional proceedings. A major issue in Docket No. 13126 would be whether the incremental fuel costs incurred as a result of outages at the South Texas Project represent reasonable costs. The Utility Commission has retained a consultant to review the South Texas Project for the purpose of providing testimony in Docket No. 13126 regarding the prudence of HL&P's management of operation of the South Texas Project. HL&P filed testimony in Docket No. 13126, which testimony concluded that the outages at the South Texas Project did not result from imprudent management. HL&P also filed testimony analyzing the extent to which regulatory issues extended the outages. In that testimony an outside consultant retained by HL&P concluded that the duration of the outages was controlled by both the resolution of NRC regulatory issues as well as necessary equipment repairs unrelated to NRC regulatory issues and that the incremental effect of NRC regulatory issues on the duration of the outages was only 39 days per unit. Estimates as to the cost of replacement power may vary significantly based on a number of factors, including the capacity factor at which the South Texas Project might be assumed to have operated had it not been out of service due to the outages. However, HL&P believes that applying a reasonable range of assumptions would result in replacement fuel costs of less than $10 million for the 39 day periods identified by HL&P's consultant and less than $100 million for the entire length of the outages. Any fuel costs determined to have been unreasonably incurred would not be recoverable from customers and would be charged against the Company's earnings.

        Although the Company and HL&P believe that the Proposed Settlement is in the best interest of HL&P, its ratepayers, the Company and its shareholders, no assurance can be given that (i) the Utility Commission ultimately will approve the terms of the Proposed Settlement or (ii) in the event the Proposed Settlement is not approved and proceedings against HL&P are resumed, that the outcome of such proceedings would be favorable to HL&P.